Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

August 13, 2012

WRITER’S DIRECT LINE

(212) 838-8040

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re: Methes Energies International Ltd.

Registration Statement on Form S-1

Filed June 22, 2012

File No. 333-182302

Dear Sirs:

On behalf of Methes Energies International Ltd. (the “Company”), this letter responds to the Staff’s comment letter dated July 17, 2012 regarding the Company’s Registration Statement on Form S-1. Our responses are keyed to the number of each comment in your letter. For the convenience of the Staff’s review, we have set forth the comment contained in the letter above each respective response. All page references in the responses below are to Amendment No. 1.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither we nor anyone authorized by us has provided material to qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act nor are we aware of any research reports about us that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Underwriters’ counsel will arrange to have FINRA notify you that FINRA has cleared the underwriting arrangements for the offering.

3.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

All previously unfiled required exhibits have been filed with Amendment No. 1 to the Registration Statement.

4.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

We have noted the updating requirements of Rule 8-08 of Regulation S-X. In this regard, please note that we have provided financial statements for the six months ended May 31, 2012 and 2011 in Amendment No. 1.

Calculation of Registration Fee

5.	Your fee table indicates that your common stock has no par value. However, your disclosures throughout the prospectus attribute a $0.001 par value to your common stock. Please make revisions as appropriate.

We have corrected the mistaken reference to “no par value” for the Company’s common stock in the registration fee calculation table.

Prospectus Summary, page 1

6.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths with a discussion of the risks your business faces from your historical reliance on a few major customers, your negative working capital, and your history of net losses.

To balance the presentation in the Prospectus Summary, we have added a new caption “Challenges, Risks and Limitations” on page 3. Under this caption we have described challenges that we face and various risks and limitations that could harm our business or inhibit the accomplishment of our strategic plans.

Risk Factors, page 7

7.	Please add a risk factor addressing your history of losses.

We have added a new “We have a history of losses…” risk factor as the new eighth risk factor, which appears on page 8.

Risks Related to Our Operations and Market, page 7

We have installed a larger version of our Denami processor . . . , page 7

8.	You state that potential problems with the Denami 3000 processor could increase costs and delay the start of full scale production. If true, please also disclose in this risk factor that potential problems with the Denami 3000 processor could adversely affect your ability to sell the processors, which may negatively affect your results of operations.

We have updated and amended the disclosure of potential problems with the Denami 3000 on page 7 to indicate that these problems could also adversely affect our ability to sell Denami 3000 processors.

The development of alternative fuels and energy sources . . . , page 10

9.	Please explain the differences between renewable diesel and biodiesel.

The following definition has been added to the first paragraph of the second risk factor on page 10:

“Renewable diesel is biodiesel that has been hydro-cracked and refined so that it becomes molecularly indistinguishable from petroleum-based distillates.”

Our business is subject to seasonal and quarterly fluctuations . . . , page 11

10.	We note your references to “cloud point” in this risk factor and throughout the prospectus. Please explain the meaning of “cloud point.”

The following definition has been added to the first paragraph of the second risk factor on page 11:

“The cloud point of a fluid is the temperature at which dissolved solids are no longer completely soluble giving the fluid a cloudy appearance. In general, biodiesel made from inedible animal fats will become cloudy……”

We are an “emerging growth company” under the U.S. JOBS Act . . . , page 11

11.	You disclose that you are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. Please state in this risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have added the following requested disclosure at the end of the second paragraph of this risk factor on page 11 and to our critical accounting policy disclosures.

“As a result of our election to be treated as an emerging growth company, our financial statements may not be comparable to those of companies that comply with public company effective dates for the adoption of new accounting standards.”

Management’s Discussion and Analysis . . . , page 22

Factors Influencing Our Results of Operations, page 23

12.	You state on page 24 that your largest customer accounted for 83% of total revenue in 2011 and your three largest customers accounted for 31%, 19% and 15% of total revenue in 2010. You then state that you believe that the loss of one or more of these three customers or the loss of your largest customer in 2011 would not have a material adverse effect on your business. Please explain to us in detail the basis for this belief, or revise your filing accordingly. Quantify the impact of the “new and larger customers” that have purchased from you in 2012.

Please be advised supplementally that potential customers for biodiesel regularly bid for biodiesel in the spot market at prices that are quoted on a daily basis. As a matter of convenience, we have chosen to favor dealing with customers with whom we have had a past relationship, although the specific customers to whom we sell has varied over time. The loss of one or more customers who have been among our largest customers historically would not have a material adverse effect on our business because that customer or customers could be replaced by one or more new customers regularly bidding for biodiesel, and the Company believes this will continue to be the case. For example, in 2012, one new major customer accounted for 51% of our total revenue for the six months ended May 31.

Components of Revenue and Expense, page 24

13.	In the table explaining the components of revenue, it appears that the amounts for Equipment sales and Government incentive have been switched, based on your textual discussions that follow and the table on page 26. Please revise accordingly.

We have reversed the amounts for equipment sales and government incentives for the year ending November 30, 2010 and 2011.

Results of Operations, page 26

14.	Where you identify multiple factors that contributed to a change in your results of operations, please quantify each contributing factor so an investor may assess the materiality of each factor. For example, on page 26, you disclose that the increase in biodiesel sales from November 30, 2010 to November 30, 2011 was due to opportunistic purchases of biodiesel from third-party producers in Canada and an increase in the biodiesel selling price, but you do not quantify how much each factor contributed to the increase. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please address this comment with respect to each reporting period.

We have included the following discussion in the MD&A section for the indicated periods:

For the fiscal years ended November 30, 2010 and 2011, on page 26:

“Biodiesel purchased and resold from third parties increased from 750,000 gallons in fiscal year 2010 to 1.25 million gallons in fiscal year 2011, an increase of 66%. At constant prices this increase in gallons sold would have contributed $1.25 million to the $2.55 million increase in overall biodiesel sales. The increase in average biodiesel sales price from $2.49 per gallon in fiscal 2010 to $5.09 per gallon in fiscal 2011, an increase of 104%, contributed $1.3 million to the biodiesel sales increase.”

For the six months ended May 31, 2011 and 2012, on page 28:

“Biodiesel. Biodiesel sales for the six months ended May 31, 2011, excluding government incentives, were $2.8 million and increased by $1.47 million, or 52%, to $4.3 million in the six months ended May 31, 2012. For the six months ended May 31, 2011 and May 31, 2012, our resales of biodiesel purchased from third party producers were $1.67 million and $2.53 million, respectively, representing an increase of 51% over the six months ended May 31, 2011.This increase was due to increased demand for biodiesel in the United States, as well as an increase in the selling price of biodiesel. Revenue from our internal production, excluding government incentives, for the six months ended May 31, 2011 and May 31, 2012 was $1.17 million and $1.79 million, respectively, or an increase of 53%. This increase was due to reduced downtime for research and development at our Mississauga facility and an increase in the selling price of biodiesel. For the six months ended May 31, 2011 and May 31, 2012, our average B100 sales price per gallon was $4.47 and $4.67 respectively, or an increase of 4%. Gallons sold for the six months ended May 31, 2011 and May 31, 2012 were 0.63 million and 0.96 million respectively, or an increase of 52%. For the month of December 2011, we sold 0.34 million gallons, or 61% of the B100 sold by us for the six months ended May 31, 2012. This unusual increase was primarily due to an increase in demand caused by the expiration of the blenders’ tax credit on December 31, 2011.

Further, this will advise that the revenues breakdown for the six month periods and the last two fiscal years now separately itemizes glycerin sales. Accordingly the following discussion has been added to the discussion of revenue in the MD&A section:

For the fiscal years ended November 30, 2010 and 2011, on page 27:

“Glycerin: Glycerin sales for fiscal years 2010 and 2011 were nil and $133,000 respectively. In fiscal 2010, glycerin was delivered to our customers without charge to save the costs of disposition.”

For the six months ended May 31, 2011 and 2012, on page 29:

“Glycerin: For the six months ended May 31, 2011 and 2012 Glycerin sales were $54,000 and $50,000, respectively, a decrease of $4,000. This decrease is insignificant.”

15.	You state on page 27 that for the year ended November 30, 2010, feedstock sales were included in “other” revenue in your consolidated statements of operations, instead of “feedstock sales”. Please tell us why feedstock sales were not, instead, conformed to the November 30, 2011 presentation. Similarly, please tell us why sales of methanol, catalyst and resin and related shipping fees were not included as feedstock sales for the year ended November 30, 2010. In this regard, the table on page 24 appears to illustrate the appropriate comparisons for these line items.

The sales breakdown for the fiscal year ended November 30, 2010 has been amended on page 27 to show feedstock sales as a separate item and to conform with the presentation for subsequent periods. Please be advised supplementally that feedstock sales for fiscal 2010 were $211,725, which resulted in the reduction of other sales to $230,918. Other sales include sales from consulting fees, lab supplies, and delivery charges.

Feedstock sales of $211,725 for the year ended November 30, 2010 included sales from oil, resin, methanol and Catalyst.

16.	Please revise your filing to break out and quantify the material components of all other cost of goods sold for each period presented and the changes therein. You disclose on page 27 that all other costs of goods sold, excluding biodiesel cost of goods sold, decreased “mainly due to cost of equipment sold in 2010 of $1.33 million compared to cost of equipment sold in 2011 of $120,000.” However, we note that no Denami 600 processors were sold in 2011. Please ensure you address this apparent anomaly in your response.

In the revised MD&A the discussion of “all other cost of goods sold” discloses the following:

“In fiscal 2010, the other cost of goods sold of $1.55 million included all material cost for sale of the Denami 600s` of $1.33 million and $220,000 for cost of feedstock sales. In fiscal 2011, the other cost of goods sold of $690,000 included cost of feedstock sold of $570,000 and $120,000 for the cost of a small add-on piece of equipment sold.”

The disclosure that no Denami processors were sold in 2011 is accurate. The cost of equipment sold in 2011 of $120,000 relates to the sale of an add-on piece of equipment that processes oil.

Liquidity and Capital Resources, page 30

17.	Please revise your filing to quantify days sales outstanding and inventory turnover for the periods presented and to explain material variances therein, given that accounts receivable and inventories are material to your financial position and liquidity.

The MD&A now includes the following disclosures:

Days’ sales outstanding increased from 24 days for fiscal 2010 to 35 days for fiscal 2011 as a result of an increase in sales from $5.7 million to $11.8 million and longer credit periods provided to some of our customers in fiscal 2011.

Inventory turnover decreased from 19 times to 9 times from fiscal 2010 to fiscal 2011, mainly due to the timing of shipments in fiscal 2011. As a result, a higher level of biodiesel inventory was on hand at the end of fiscal 2011 in comparison to the end of fiscal 2010.  Also, a higher level of oil and feedstock inventory was maintained at November 30, 2011 due to bulk buying in anticipation of higher year-end sales as a result of the expiration of the blenders tax credit on December 31, 2011.

Days’ sales outstanding decreased from 81 days for the six months ended May 31, 2011 to 27 days for the six months ended May 31, 2012 as a result of better management of sales and accounts receivable collection.

Inventory turnover was four times for the six months ended May 31, 2011 due to deferred shipments of finished product past period-end and purchased oil in transit capitalized into inventory. Inventory turnover was seven times for the six months ended May 31, 2012 as a result of lower period-end inventory.

18.	We note your disclosure on page 31 that in order to meet your objective to complete the development of the Sombra facility by the third quarter of fiscal 2012, “additional financing is required.” Please revise your filing to: (i) quantify how much it will cost, over the next twelve months, to complete such development as well as to meet your regular operating needs; (ii) describe the steps or milestones associated with the facility completion and other pertinent operating plans; and (iii) quantify how much it will cost to achieve each of those steps or milestones. Please provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis. Finally, please discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Please be advised supplementally that the Sombra facility has been completed and no additional investment is required to complete development or allow it to begin full-scale production. The amounts shown in “Use of Proceeds” for additional capital improvements at Sombra are not required for commencement of full-scale production but add storage capacity and increase efficiency of operations. The Prospectus has been updated accordingly on pages 22 and 37. During the six months ended May 31, 2012, our net cash used in operating activities was $41,000 or approximately $6,800 per month. We expect that the net proceeds to us from this offering will provide us with adequate cash resources to operate for at least 12 months following completion of this offering, as disclosed under “MD&A – Liquidity and Capital Resources” on page 32.

Critical Accounting Policies, page 32

19.	We note your statement on page 33 that the accounting estimate related to the valuation of inventories is critical because it is “susceptible to changes from period-to-period due to the requirement for management to make estimates relative to the underlying factors.” Given this disclosure and the materiality of inventories to your consolidated financial statements, please revise to address why there is apparently no need for an inventory valuation allowance or reserve account.

Please be advised supplementally that inventory value on hand is tested for any write-downs necessary on a quarterly basis and is adjusted accordingly. Based on our testing, no write-downs or valuation allowance is required through May 31, 2012.

Business, page 36

Growth Plan, page 36

20.	If available, please provide a timeline for the components of your growth plan, or tell us why you do not believe you are able to do so.

We have added the following timeline disclosure in the second bullet point in the Growth Plan subsection.

“Our Sombra facility was favorably tested during full-scale operation for a few days in July 2012 and is expected to begin full-scale commercial operation, at or near its rated capacity of 13mgy, upon receiving EPA approval. We expect to receive EPA approval in or about September 2012.”

Please be advised supplementally that we intend to hire additional personnel promptly upon completion of the offering and actively pursue the other elements of our growth plan as rapidly as possible.

21.	In the first paragraph, you disclose your intention to develop a computer-linked, North American network of small and medium-scale independent biodiesel producers. Please discuss the purpose of this network, its role in your business, whether it is the type of network in which the biodiesel producers must consent to be included, and how you intend to expand it. Additionally, please explain the proposed function of the network and the types of services to be provided to members of the network.

We have added the following new disclosures following the lead sentence in the first bullet point under Growth Plan on page 36:

“The network is intended to provide us not only with royalties but also with opportunities to offer additional services to network members, such as sales of feedstock and process monitoring services. Purchasers of our Denami processors benefit from the computer-linked, real-time monitoring services which improve the quality of processor output and processor efficiency. Other small and intermediate producers can take advantage of our upgrade, repair and service capabilities. We may also offer to purchase biodiesel from computer-linked network members and others.”

22.	We note that you expect the Sombra facility to begin full-scale operation at or near capacity in July 2012. Please provide an updated status of this expectation.

The disclosure has been updated on page 37 to indicate that the plant has already operated full-scale for test purposes and provide a new date for expected full-scale commercial operation.

23.	Please provide us with the basis for your belief that there is demand for small and intermediate biodiesel processors in Europe, Asia, and South America that you have been unable to exploit.

Please be advised supplementally that we believe there is demand for biodiesel processors in these regions based upon inquiries received by us directly from potential customers. We have not been able to pursue these potential sales opportunities because of our limited resources, but expect to be able to do so as a result of the completion of our recent private and mortgage financings.

24.	In the last bullet point in this section, you reference your strong research and development background. Please provide us with the basis for this reference. In this regard, we note you do not discuss your research and development background, other than with respect to the development of your Denami processors and related software, and you do not disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities in accordance with Item 101(h)(4)(x). Rather, you state that you do not separately capture the costs of research and development activities for accounting purposes.

Please be advised supplementally, that we have used our Mississauga facility for continuing research and development to improve functioning of our processors and develop the most efficient ways of converting various types of feedstock into biodiesel and more refined glycerin. In this regard, we have now added disclosure to the prospectus on page 43 to provide information as to the estimated amounts spent on research and development during the past two fiscal years.

Competitive Advantages, page 37

25.	You refer to multiple revenue streams as one of your competitive strengths. Please clarify here the percentage of revenues that you receive from each revenue stream. In this regard, we note that your largest source of revenue stems from the sale of biodiesel fuel produced by others.

We have revised the first sentence after the bullet point “multiple revenue streams” on page 37 to read as follows:

“We derive revenue from sale of our biodiesel and biodiesel produced by others, feedstock sales, equipment sales, government incentives, royalties and miscellaneous other revenues. In fiscal 2010 and 2011, respectively, these revenue sources contributed the following percentages of our total revenue: internal biodiesel production 27.5% and 29.5%; biodiesel re-sales 27.3% and 53.1%; feedstock sales 3.9% and 7.1%; equipment sales 29.2% and 2.2%; government incentives 8% and 4.4%; royalties 0.2% and 0.9%, and other 3.9% and 2.8%.”

26.	In the third bullet point, you state that your software monitors your processors for real-time information. Please discuss the type of information you obtain from the software.

We have added the following new sentence at the end of this bullet point on page 37:

“The real-time information provided includes the quantities of oil, methanol, catalyst and other feedstock components consumed; the flow rate of material through the system; the temperatures at which each of the system components operate; and the output derived and elapsed time for each processing component.”

27.	On page 38, you disclose that the modular component design of your Denami processors permits upgrades in a cost-effective manner. Please explain to us how you are able to make this statement in light of the fact that you do not currently know what changes and upgrades will be required in the future. Please disclose whether there may potentially be some instances when the modular component design will not be compatible with required upgrades.

Please be advised supplementally that we believe we can fairly make this statement because of the modular component design of our system. Because of this modular design, any of the component parts of the system can be repaired, upgraded or replaced without replacing the entire system or other components of the system not then requiring upgrade, repair or redesign. The ability to make changes on only one component without altering other components allows changes and upgrades to be done in a cost-effective manner whatever the nature of those changes or upgrades. We are not aware of any potential upgrade for which its modular component design will not be compatible. Changes to system chemistry also do not necessarily involve changes to component design.

Biodiesel Industry Background, page 38

28.	Please provide us with copies of the reports citing the market data you provide throughout the prospectus, particularly in this section through page 41 and on page 48, marked with page references tracking your disclosures in the filing. Please disclose whether the market, industry, and other data you discuss in the registration statement represent the most recently available data and therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933, as amended.

The market data utilized represent the most recently available data. We have not been funded by nor or are we otherwise affiliated with any of the sources cited, all of which are available on the Internet without payment of fees.

Attached to this letter are copies of extracts from the following reports (unless otherwise indicated) which provide the market data used throughout the Prospectus, particularly pages 38 through 41 and on page 48, which have been marked with page references corresponding to the disclosures in the filing.

•	With respect to the market data used in the section entitled Biodiesel Industry Background, beginning on page 38, and attached as Exhibit I, are copies of the following reports and their respective website addresses:

1) Press release entitled: Biodiesel Production Slips After Late 2011 Growth:

http://www.biodiesel.org/news/biodiesel-news/news-display/2012/03/21/biodiesel-production-slips-after-late-2011-growth;

2) Biodiesel: Canadian Production Lists as at May 13, 2011:

http://www.greenfuels.org/en/industry-information/plants.aspx

3) U.S. Energy Information Administration – Petroleum & Other Liquids – Sales of Distillate Fuel Oil by End Use:

http://205.254.135.7/dnav/pet/pet_cons_821dst_dcu_nus_a.htm

•	With respect to the market data used in the section entitled Benefits of Biodiesel: Environmental and Lubricity, beginning on page 39, and attached as Exhibit II, are copies of the following reports and their respective website addresses:

1) National Biodiesel Board – Commonly Asked Questions:

http://www.biodiesel.org/docs/ffs-basics/commonly-asked-questions.pdf?sfvrsn=6

2) Page 12 of this presentation from the EPA entitled: Advantages of Biodiesel Use for Emissions Reductions and Regulatory Compliance:

http://www.epa.gov/air/caaac/mstrs/ciampa.pdf

3) A Comprehensive Analysis of Biodiesel Impacts on Exhaust Emissions: http://www.epa.gov/oms/models/analysis/biodsl/p02001.pdf

4) National Biodiesel Board – Benefits of Biodiesel:

http://www.biodiesel.org/docs/ffs-basics/benefits-of-biodiesel.pdf?sfvrsn=4

5) Press release entitled U.S. EPA gives $69,000 to University of Nevada to Find ways to improve alternative fuel:

http://yosemite.epa.gov/opa/admpress.nsf/9e50770d29adb32685257018004d06fd/9e0feab118d98e95852570d8005e166a!OpenDocument

6) National Biodiesel Board – Perfomance:

http://www.biodiesel.org/docs/ffs-basics/better-choice-for-children-and-buses.pdf?sfvrsn=6

•	With respect to the market data used in the section entitled Market Overview, beginning on page 40, and attached as Exhibit III, are copies of the following reports and their respective website addresses:

1) Biodiesel Magazine – USA Plants:

http://www.biodieselmagazine.com/plants/listplants/USA/

2) Press release entitled: Biodiesel Production Slips After Late 2011 Growth:

http://www.biodiesel.org/news/biodiesel-news/news-display/2012/03/21/biodiesel-production-slips-after-late-2011-growth;

3) Biodiesel: Canadian Production Lists as at May 13, 2011:

http://www.greenfuels.org/en/industry-information/plants.aspx

4) National Biodiesel Board - Biodiesel is Part of the Solution to Decrease America’s Dependence on Foreign Oil:

http://www.biodiesel.org/docs/ffs-basics/energy-security.pdf?sfvrsn=4

5) Air Force and Navy Turn To BioFuels:

http://www.npr.org/2011/09/26/140702387/air-force-and-navy-turn-to-bio-fuels

6) U.S. Department of Energy – Energy Efficiency and Renewable Energy

Vehicle Technologies Program – EPAct Transportation Regulatory Activities:

http://www1.eere.energy.gov/vehiclesandfuels/epact/covered_fleets.html

•	With respect to the market data used in the section entitled Government Incentives, beginning on page 41, and attached as Exhibit IV, are copies of the following reports and their respective website addresses:

1) News Release – First Biodiesel mandate in Canada Now in Effect in Manitoba:

http://news.gov.mb.ca/news/index.html?item=7122

2) Talk About Bioenergy:

http://www.energy.gov.ab.ca/BioEnergy/pdfs/FactSheetBioInit.pdf

U.S. Incentives and Regulations. (Please see Website)

3) U.S. Department of Energy – Energy Efficiency and Renewable Energy – Alternative Fuels Data Center – Federal Incentives and Laws: http://www.afdc.energy.gov/afdc/laws/

U.S. Biodiesel Tax Credits. (Please see Website)

4) U.S. Department of Energy – Energy Efficiency and Renewable Energy – Alternative Fuels Data Center – Federal Incentives and Laws: http://www.afdc.energy.gov/afdc/laws/fed_summary

U.S. Energy Policy Act of 2005. (Please see Website)

5) United States Environmental Protection Agency – Fuels and Fuel Additives – Renewable Fuel Standard: http://www.epa.gov/otaq/fuels/renewablefuels/index.htm

6) U.S. Department of Energy - Energy Efficiency and Renewable Energy

Federal Energy Management Program: (Please see Website) http://www1.eere.energy.gov/femp/regulations/epact2005.html

7) Biofuels Incentives: A Summary of Federal Programs:

http://www.fas.org/sgp/crs/misc/R40110.pdf

Benefits of Biodiesel: Environmental and Lubricity, page 39

29.	We note your discussion of the BQ9000 accreditation. Please disclose whether you are BQ-9000 accredited.

We have added the following last sentence to the fourth paragraph under this caption on page 39.

“Our Mississauga and Sombra facilities are not BQ-9000 accredited although we may seek such accreditation once our Sombra facility has begun full-scale production and completed the required review and audit procedures.”

Our Biodiesel Production Process, page 41

30.	You refer to three different routes to produce methyl esters from oils and fats. Please briefly describe these different routes.

We have added the following third sentence under this caption on page 42:

“Each of these transesterification processes involves complex organic chemical reactions in which existing esters are transformed to methyl esters through the use of differing catalysts or reactants.”

Supplies, page 44

Feedstock, page 44

31.	Please disclose whether feedstock supplies are readily available. Refer to Item 101(h)(4)(v) of Regulation S-K.

We have added the following disclosure at the end of the paragraph under this caption on page 45.

“All of the feedstock supplies utilized in our biodiesel production are readily available in the marketplace. We manage the risks associated with varying prices for our feedstock by utilizing the feedstock which will give us the highest effective yield based on the varying feedstock costs for different fats and oils and by purchasing feedstock that is available in the vicinity of our facility to minimize transportation costs”.

Risk Management, page 45

32.	Please describe how you attempt to manage the risks associated with the prices for feedstock and biodiesel fuel.

See response to Comment 31 regarding our attempt to manage the risks associated with the prices for feedstock.

With respect to our management of the risks associated with the prices for biodiesel fuel, our risk management strategies vary substantially depending on market conditions and other factors, but include utilization of third party market research, timing of purchases and sales, and reliance on general market information.

Sales and Marketing, page 45

Biodiesel Processors, page 46

33.	You state that your sales team targets potential buyers “looking to enter” the biodiesel production industry. Please clarify whether you only market your processors to buyers who are “looking to enter” the biodiesel production industry or whether you also market to those who already produce biodiesel. In this regard, we note your statement that your target market segment is “biodiesel production facilities.” Additionally, if known, please disclose the size of your target market, and provide us with data supporting your disclosure.

We have amended the second sentence under this caption on page 46 to add the following new material:

“or existing producers seeking to expand their production capacity or upgrade their production equipment.”

Please be advised supplementally that while the overall size of the potential market for biodiesel has been estimated based on existing government mandates, the portion of the market which may be served by small and intermediate size producers, which is the only segment of the market which our processors serve, is not known.

Competition, page 48

34.	We note that you provide consulting services to other biodiesel producers and that you even purchase biodiesel from other producers. Please discuss the effects, if any, that the consulting services and your purchases of biodiesel may have on competition.

Please be advised supplementally that we believe our consulting services, the revenues from which are included in "Revenue—Other," and were necessarily less than $334,000 in fiscal 2011, and our purchases of biodiesel, consisting of approximately 1.25 million gallons in fiscal 2011, had no effect whatsoever on competition in the markets in which we compete.

Intellectual Property, page 49

35.	Please disclose whether the structure and design of your Denami processors are protected by patent or other intellectual property laws. If such structure and design is not protected, please disclose any material adverse effects the lack of protection may have on your business.

We have added the following penultimate sentence to the paragraph on page 49 as initially filed:

“The structure and design of our Denami processors is not protected by patent or other intellectual property laws.”

We have also added the following new disclosure to the end of that paragraph:

“We believe that encrypting and preserving the confidentiality of the software that controls and operates our Denami processors and monitors their performance provides a meaningful measure of protection for our intellectual property and makes it more difficult for a competitor to produce similar processors. We do not believe the absence of patent protection for our processors adversely affects our business.”

Management, page 50

36.	Please ensure you describe the business experience for all of the past five years for each of your directors and executive officers. In this regard, we note you do not disclose Keith Grafton’s business experience from November 2010 through March 2011, and you only disclose Afrin Sham’s business experience for the past four years. Refer to Item 401(e) of Regulation S-K.

We have revised the disclosure of Ms. Sham’s business experience by adding the following disclosure on page 51:

“From September 2005 to February 1, 2008, she was employed as a staff accountant at Vottero Frenes McGrath Yee, a chartered accounting firm.”

Please be advised supplementally that Mr. Grafton was not employed during December 2010-February 2011.

37.	We note the disclosure regarding your CFO. Please clarify for us whether Mr. Stoltenberg has an active CPA license and, if so, in what state.

Please be advised supplementally, that Mr. Stoltenberg holds an active out of state CPA license from the State of California.

Executive Compensation, page 53

38.	Please revise this section to include executive compensation information for your two most highly compensated executive officers other than your principal executive officer, who were serving as executive officers at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Please be advised supplementally that under the “Summary of Compensation” heading we have already disclosed that no compensation was paid to the Chief Executive Officer and that the Company had no Chief Financial Officer in fiscal 2011. We have also disclosed that no other executive officer received compensation in excess of $100,000. Therefore, we believe that all required compensation disclosure has been made after giving effect to instruction 1 to Item 402(m)(2).

Principal Stockholders, page 57

39.	You state that the table discloses beneficial ownership for your two director nominees. Please include your third director nominee, Anthony T. Williams, in the table as well. Refer to Item 403(b) of Regulation S-K.

Mr. Williams, who owns no securities of the Company, has been added to the table on page 57.

40.	Please disclose the natural persons who exercise the voting and dispositive powers over Green Biofuel LLC, Marketing Management Group Inc., and World Asset Management Inc. Refer to Instruction 2 to Item 403 of Regulation S-K.

We have added the following footnotes to the disclosure for these entities:

(7) Cary Ambraziunas exercises voting and dispositive power for Green Biofuel, LLC.

(8) Mark C. Hulse exercises voting and dispositive power for Marketing Management Group, Inc.

(9) Michelle Napjas exercises voting and dispositive power for World Asset Management, Inc.

Underwriting, page 64

Representative’s Warrant, page 65

41.	As appropriate, please revise your disclosure to accurately reflect when the representative’s warrants will become exercisable. In this regard, we note your disclosure in this section conflicts with your disclosure on page 60 of the prospectus and on page 2 of Exhibit 4.4. Here, you state that the representative’s warrants will be exercisable at any time beginning 180 days after the effective date of the offering. However, on page 60 of the prospectus, you state that the representative’s warrants will be exercisable beginning one year after the effective date of the offering, and on page 2 of Exhibit 4.4, you state that the representative’s warrants may be exercised commencing on the first anniversary of the effective date. If the representative’s warrants are not exercisable within one year, please note that even though this registration statement covers the issuance of the underlying securities to the representative upon exercise of the warrants, you must file a post-effective amendment to this registration statement covering the resale of the underlying securities. Refer to Question 139.05 of the Securities Act Sections Compliance and Disclosure Interpretations.

We have revised the language on pages 60 and 65 so that they are consistent. Specifically on pages 60 and 65 the exercise period is defined as “exercisable beginning on the first anniversary of the effective date…”

Notes to Consolidated Financial Statements, page F-7

3. Accounts Receivable, page F-13

42.	Given there is no allowance for doubtful accounts at February 29, 2012 and the large accounts receivable balance at that date, tell us how much of the $1.08 million was subsequently collected.

Please be advised supplementally that approximately 90% of the February 29, 2012 accounts receivable balance has been collected and the remaining balance is expected to be collected in the next 60 days. Thus no allowance is required. Please be advised supplementally further that approximately 12% of the accounts receivable balance as at May 31, 2012 has been collected subsequent to the end of the period. The outstanding balance is expected to be collected and thus no allowance is required.

Exhibits and Financial Statement Schedules, page II-3

43.	Please tell us what consideration you gave to filing the term loan facility agreement between Methes Energies Canada Inc. and a lender as well as the agreement for a $1 million loan with one of your stockholders as exhibits to the registration statement. In this regard, we note your statement on page 22 that these agreements will contribute to providing the company with the financial resources it needs to meet its development goals and ongoing operational requirements. Refer to Item 601(b)(10) of Regulation S-K.

The term loan facility agreement is now filed as Exhibit 10.9 and the $1 million loan documents are filed as Exhibit 10.10.

44.	Please tell us what consideration you gave to filing the lock-up agreements with your officers, directors, and holders of 5% or more of your common stock as well as the exclusive manufacturing agreement with TKMS as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The form of lockup agreement with officers, directors and holders of 5% or more of our common stock is attached to the form of Underwriting Agreement filed as Exhibit 1.1 in our initial filing.

The manufacturing agreement with TKMS is not believed to be a material agreement requiring filing under Item 601(b)(10) based on the following analysis of that agreement:

Subsections (i) and (ii) of Item 601(b)(10) establish a variety of conditions for determining when a contract is material and needs to be filed. Subsection (i) covers "Every material contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement . . . ."  A contract covering the purchase of biodiesel production equipment for its own use or resale by a company which sells both biodiesel and equipment is in the ordinary course of business. Further, the TKMS agreement is almost at its end and will expire on September 30, 2012.

Additionally, while TKMS owns an insignificant number of shares of the registrant (less than 1%), the TKMS agreement is not with a security holder named in the registration statement and thus does not fall under the requirement of Paragraph A of Item 601(b)(10) which requires the filing of material agreements with a named security holder. Paragraph (C) of Item 601(b)(10) (requiring the filing of agreements “calling for the acquisition of property for consideration in excess of 15% of the company's consolidated fixed assets”) is also inapplicable. Although Methes has purchased equipment under that contract from time to time, the TKMS contract does not require the purchase of any equipment. Further, TKMS is not a unique source for the equipment purchased by Methes which is produced by many suppliers to the pharmaceutical industry.

45.	Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

Amendment No. 1 has been signed by the principal accounting officer.

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Prior to requesting acceleration of the effective date the Company will provide a written statement containing the acknowledgments specified in your comment letter.

Very truly yours,

/s/ Stephen A. Zelnick

Stephen A. Zelnick

SAZ:kab-r